RATTLER MIDSTREAM LP

500 West Texas Avenue

Suite 1200

Midland, Texas 79701

January 22, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director, Office of Consumer Products
Adam Phippen, Staff Accountant
Donna Di Silvio, Staff Accountant
Danilo Castelli, Staff Attorney

Re:	Rattler Midstream Partners LP
Amendment No. 1 to the Registration Statement on Form S-1
Filed October 9, 2018
File No. 333-226645

Ladies and Gentlemen:

Set forth below are the responses of Rattler Midstream LP, a Delaware limited partnership formerly known as Rattler Midstream Partners LP (the “Partnership”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 17, 2018 with respect to Amendment No. 1 to the Registration Statement on Form S-1 submitted to the Staff on October 9, 2018, File No. 333-226645 (the “Registration Statement”).

The Partnership has amended the Registration Statement and filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the Commission on the date hereof to, among other things, address the Staff’s comments. For your convenience, the Partnership has set forth below each Staff comment followed by the Partnership’s response. Caption references and page numbers refer to the captions and pages contained in Amendment No. 2, unless otherwise indicated. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 2.

Use of Proceeds, page 60

1.

We note your revisions on page 81 and elsewhere regarding your intent to exercise the EPIC project option in full on the earlier of (a) February 1, 2019 and (b) the completion of this offering. Please tell us what consideration was given to disclosing your use of proceeds may include your exercise of this option to acquire up to a 10% equity interest in the EPIC project.

Response: The Partnership acknowledges the Staff’s comment and respectfully notes that it does not expect to complete this offering prior to exercise of the EPIC project option. Accordingly, the Partnership has not disclosed that proceeds from this offering may be used for such purpose. In the event the timing changes such that completion of the offering will occur before February 1, 2019 and that the Partnership will use a portion of the offering proceeds to exercise the EPIC project option, the Partnership will amend the referenced disclosure to describe such plans and quantify such amounts.

United States Securities and Exchange Commission

January 22, 2019

Cash Distribution Policy and Restrictions on Distributions

Unaudited Pro Forma EBITDA and Distributable Cash Flow, page 68

2.

Reference is made to footnote (1). Pro Forma general and administrative expenses do not include $1.4 million incremental general and administrative expenses you expect to incur annually as a result of being a publically traded partnership. Please revise to include this amount as a reduction from Pro Forma EBITDA of Rattler LLC.

Response: In response to the Staff’s comment, the Partnership has revised its presentation of pro forma EBITDA of Rattler LLC at page 69 to include as a reduction of such amount $1.4 million of incremental general and administrative expenses that it expects to incur annually as a result of being a publically traded partnership.

Description of our Units

Applicable Law; Forum; Venue and Jurisdiction, page 172

3.

We note your response to comment 14 and your revised disclosure which states that the waiver of the right to a jury trial applies to claims made under the federal securities laws, to the extent permitted by applicable law. Please provide us with your legal analysis as to how this provision in your partnership agreement is consistent with Section 14 of the Securities Act and how this provision is enforceable.

Response: The Partnership acknowledges the Staff’s comment and respectfully notes that it is not aware of any relevant provisions in Section 14 of the Securities Act, or any other provisions of the Securities Act or the rules and regulations promulgated thereunder, that prohibit the waiver of jury trial by contract, or require that any contract governing the terms of securities registered thereunder permit or require trial by jury of claims made with respect to such securities.

Notwithstanding its belief, the Partnership notes that the waiver only applies “to the fullest extent permitted by applicable law.” Thus, even if the Securities Act or the rules and regulations promulgated thereunder were to prohibit the waiver of trial by jury, the provision would not be inconsistent with Section 14 of the Securities Act. Accordingly, we respectfully submit that the waiver of jury trial under the Partnership’s partnership agreement is not inconsistent with Section 14 of the Securities Act.

Separate from the analysis above, the Partnership supplementally notes that many public master limited partnerships (“MLPs”) include waivers of jury trial in their governing documents, and believes that fact to be an indication that the MLP investor community expects such a waiver and views it as consistent with the standards for that asset class. As an example, the Partnership further notes that the partnership agreements of Antero Midstream GP LP, BP Midstream Partners LP, Hess Midstream Partners LP, Noble Midstream Partners LP and Oasis Midstream Partners LP all contain a similar waiver of the right to trial by jury.

In response to the Staff’s comment, the Partnership has added a risk factor on page 58 and included additional disclosure on page 160 of the Registration Statement regarding the impact of the waiver of the right to a jury trial in the partnership agreement on the rights of holders of the Partnership’s common units. The disclosure addresses potential enforceability issues and clarifies that by agreeing to the waiver provision, common units holders will not be deemed to have waived compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

The Partnership believes that this approach is consistent with that taken in recent securities offerings by Pintec Technology Holdings Ltd in October 2018 (File No. 333-226188), by Studio City International Holdings Ltd. in October 2018 (File No. 333-227232) and by Realm Therapeutics plc in July 2018 (File No. 333-225121).

United States Securities and Exchange Commission

January 22, 2019

Rattler Midstream LLC Unaudited Condensed Consolidated Interim Financial Statements

Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2018 and 2017, page F-10

4.

Please tell us the nature of the transaction underlying the loss on sale of property, plant and equipment line item and explain why it is properly classified as non-operating income. Please also tell us your consideration of discussing this line item in the notes to unaudited condensed consolidated financial statements and/or management’s discussion and analysis of financial condition and results of operations. In addition, please tell us if you received proceeds from the sale, and if so, where these proceeds are classified in your statements of cash flows.

Response: The Partnership acknowledges the Staff’s comment and respectfully notes that the referenced loss on sale of property, plant and equipment relates to the net loss recognized on a swap agreement involving interests in certain saltwater disposal (“SWD”) assets. Under the swap agreement, which closed in May 2018, Rattler LLC exchanged its interests in two SWD assets for an additional interest in a third SWD asset. It recognized a loss of approximately $2.6 million because its net book value in the two SWD assets given up was $2.6 million greater than the agreed upon value of the SWD asset received.

In response to the Staff’s comment, the Partnership has added disclosure explaining the loss to its management’s discussion and analysis of financial condition and results of operations at page 90 and to Note 4 to the unaudited condensed consolidated financial statements for the nine months ended September 30, 2018 at page F-21. The Partnership has also reclassified the loss from other expense to operating costs and expenses throughout the filing, wherever the unaudited condensed consolidated financial statements for the nine months ended September 30, 2018 are presented.

The Partnership respectfully notes that it did not receive proceeds from the swap agreement, as it involved an exchange of assets, and further notes that the loss is included as an adjustment to net income to arrive at net cash provided by operating activities for the nine months ended September 30, 2018, presented at page F-12.

Rattler Midstream LLC Audited Financial Statements

Notes to Audited Financial Statements

Note 3. Acquisitions, page F-36

5.

We reviewed your response to comment 21. Your disclosure on page F-36 states that the Rattler Assets were contributed effective January 1, 2016. However, your disclosure of contributions and non-cash financing activity on pages F-30 and F-31 imply that the Rattle Assets were contributed in both fiscal 2016 and fiscal 2017. Please revise or advise. Please also show us how the amounts in Note 3 to the Unaudited Condensed Consolidated Financial Statements reconcile to your disclosure of contributions and non-cash financing activity on pages F-11 and F-12.

Response: In response to the Staff’s comment, the Partnership has revised the disclosure on pages 86, 92, 149 and F-38 to clarify that the Rattler Assets were contributed during fiscal years 2016 and 2017, rather than effective January 1, 2016. As part of the revisions related to fiscal years 2016 and 2017, the Partnership has further disaggregated and clarified the amounts of the Rattler Assets and Brigham Midstream Assets contributed by Diamondback and conformed the disclosures at the referenced pages to clarify how the amounts of contribution and non-cash financing activity for such periods were derived. For the nine months ended September 30, 2018, the Partnership has made similar revisions to the disclosure at pages 92, F-21 and F-22.

Note 7. Transactions with Affiliates, page F-38

6.

We reviewed your response to comment 22. Please revise to clarify whether Rattler LLC is required to maintain certain financial ratios. If so, provide more detail regarding the financial ratios which may restrict certain actions of Rattler LLC. Please also disclose the amount of member’s equity or net income restricted or free from restriction on the payment of dividends by Rattler LLC. Refer to Rule 4-08(e)(1) of Regulation S-X.

United States Securities and Exchange Commission

January 22, 2019

Response: The Partnership acknowledges the Staff’s comment and respectfully notes that under its existing guaranty of the Diamondback credit agreement, Rattler LLC is not required to comply with any financial ratio maintenance covenants. In response to the Staff’s comment, the Partnership has clarified its disclosure on page F-41.

As noted on page F-41, under its existing guaranty of the Diamondback credit agreement, Rattler LLC is permitted to pay dividends in an unlimited amount as long as the dividends are paid ratably with respect to its membership interests. However, at the time of the offering, Rattler LLC will be designated as an unrestricted subsidiary and will be released from its guaranty of the Diamondback credit agreement. At such point, the Diamondback credit agreement will not impose any restriction on Rattler LLC’s ability to pay dividends.

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United States Securities and Exchange Commission

January 22, 2019

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Very truly yours,

/s/ Teresa L. Dick

Teresa L. Dick
Chief Financial Officer
Executive Vice President and Assistant Secretary

cc:	Seth R. Molay, P.C.

Akin Gump Strauss Hauer & Feld LLP